EXHIBIT 99. (q)

Individual Flexible
Premium Variable Life Insurance Policy

Description of Transfer and Redemption Procedures For
Flexible Premium Variable Life Insurance Policies Issued By
Symetra Life Insurance Company
Pursuant To Rule 6e-3(T)(B)(12)(iii)

This document sets forth administrative procedures followed by Symetra Life Insurance Company ("Symetra" or the "Company") in the issuance of its Milestone VUL-G Individual Flexible Premium Variable Life Insurance Policy or (the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Policy Owners (“Owners”) of their interests in said Policies.

PURCHASE AND ISSUANCE OF POLICIES

A. Premiums and Underwriting Standards
The following underwriting standards will apply to all Symetra Life Insurance Products for the M Financial Group.

Face Amount	Ages 0-17	Ages 18-40	Ages 41-50	Ages 51-69	Ages 70+
less than $100,000	MHI	Paramed Exam Urinalysis Full Blood	Paramed Exam Urinalysis Full Blood	Paramed Exam Urinalysis Full Blood	Paramed Exam Urinalysis Full Blood Rx Check Senior Supplement
$100,000–	MHI	Paramed Exam	Paramed Exam	Paramed Exam	Paramed Exam
$250,000		Urinalysis	Urinalysis	Urinalysis	Urinalysis
		Full Blood	Full Blood	Full Blood	Full Blood
EKG
Rx Check
Senior Supplement
$250,001–	MHI	Paramed Exam	Paramed Exam	Paramed Exam	Paramed Exam
$1,000,000		Urinalysis	Urinalysis	Urinalysis	Urinalysis
		Full Blood	Full Blood	Full Blood	Full Blood
				EKG	EKG
Rx Check
Senior Supplement

Face Amount	Ages 0-17	Ages 18-40	Ages 41-50	Ages 51-69	Ages 70+
$1,000,001–	Contact underwriter	Paramed Exam	Paramed Exam	Paramed Exam	Paramed Exam
$5,000,000		Urinalysis	Urinalysis	Urinalysis	Urinalysis
		Full Blood	Full Blood	Full Blood	Full Blood
				EKG	EKG
Rx Check
Senior Supplement
Financial Supplement/IR
$5,000,001–	Contact underwriter	Paramed Exam	Paramed Exam	Paramed Exam	Paramed Exam
$10,000,000		Urinalysis	Urinalysis	Urinalysis	Urinalysis
		Full Blood	Full Blood	Full Blood	Full Blood
		Financial Supplement	EKG	EKG	EKG
			Rx Check	Rx Check	Rx Check
			Financial Supplement	Financial Supplement	Senior Supplement
Financial Supplement/IR
$10,000,001 and above	Contact underwriter	Paramed Exam Urinalysis Full Blood EKG Rx Check Financial Supplement/IR	Paramed Exam Urinalysis Full Blood EKG Rx Check Financial Supplement/IR	Paramed Exam Urinalysis Full Blood EKG Rx Check Financial Supplement/IR	Paramed Exam Urinalysis Full Blood EKG Rx Check Senior Supplement Financial Supplement/IR
For all second-to-die product underwriting requirements, divide the face amount in half.
Additional tests may be required for some applicants.
Motor Vehicle Records (MVR) required on all applicants through age 25 and over age 60.
For ages 69 and under, the Paramed Exam, Full Blood, Urinalysis and EKG are all valid for up to 12 months after being performed; for ages 70 and above, they are valid for up to 6 months. All applicants ages 70 and over are required to have a paramed administered Senior Supplement.
For death benefit option C, order requirements for 1.5 times the face amount.
Applicants in CA, ME and VT must complete an MHI, exam, PM, UA and full blood with every application

Requirement Definitions

MHI (Medical History Interview)
A part 2 interview about health history and nicotine use.

Paramed Exam
This exam is completed by a paramedical company and includes a Medical History Interview and Physical Measurements.

Full Blood
A blood sample drawn by a paramedical company from a vein in the arm and tested for a variety of body system functions—kidney, liver, lipids, sugars, as well as HIV.

Urinalysis
A urine sample taken by a paramedical company and used to test for protein, sugar, nicotine, and drugs of abuse, and may include HIV.

EKG (Electrocardiogram)
Recorded by a paramedical company and is used to study and record the electrical activity of the heart.

Rx Check
A prescription database check.

Senior Supplement
An exam completed by a paramedical company where cognitive questions are asked and mobility tests are performed. Cognitive questions may involve word recall, clock drawings and questions around activities of daily living.

Financial Supplement
Required for $5 million face amounts and above. This may include tax returns covering the past two years, brokerage statements, bank accounts, or real estate assessments. Financial statements may be required on business cases at lower face amounts or other applications with complex financial arrangements. To complete the financial supplement, please submit Symetra form LUC-32 or any supporting financial documentation by a third party.

IR (Inspection Report)
A telephone interview with the applicant that includes the verification of their medical, employment and financial history.

Exceptions to Above Underwriting Requirements
In some instances, the face amount used to determine underwriting requirements will be larger than the amount on the application. These instances include:

1.	In-force life coverage with Symetra that was applied for within the last 12 months:
Take the total of all face amounts.

2.	Guaranteed Insurability Option (GIO):
Add the applied-for GIO amount to the face amount.

3.	Death Benefit Option C:
Multiply 1.5 times the face amount.

Ordering Medical Requirements

Symetra Express Online Application Process
If you’re using the Symetra Express online process, you do not need to contact a paramedical company. Symetra orders all necessary requirements once the application is received. An interviewer will call your client to complete the medical history questions. The interviewer will set up an appointment for the exam and lab tests.

All Other Application Submission Processes
If you’re using a traditional application process, here are some things to keep in mind when scheduling the exam:

1.	Call a Symetra-appointed paramedical service company.

Preferred Paramed Provider
ExamOne	1-877-933-9261

Other Approved Paramed Providers
APPS	1-800-635-1677
EMSI	1-800-872-3674
Portamedic	1-800-765-1010
Superior Mobile Medics	1-800-898-3926

These companies will help you locate an office for the city where you want to schedule the exam.

2.	Confirm the specific exam and tests required with the examiner.

3.	Follow up on your appointments with the examiner. Mention that you would like to be notified when scheduling is confirmed, or when the exam is completed.

For the customer-facing piece titled “Important information about your life insurance exam” (form number LU-521), please contact the M Financial Group Premier Service Team at 1-866-216-2278 (option 1) between the hours of 8 a.m. and 6 p.m., Eastern Time.
Lab results are available to the applicant upon request.

Preferred Underwriting Guidelines

	Super Preferred Non-Nicotine	Preferred Non-Nicotine	Standard Plus Non- Nicotine/Preferred Nicotine
Medical History	Standard insurance risk and no history of type I diabetes, cancer or cardiovascular disease
Family History (Disregard family history if the insured is age 70 and over)	No death of parent or sibling prior to age 65 from heart disease, coronary artery disease or cancer	No death of parent or sibling prior to age 60 from heart disease or coronary artery disease
Nicotine Use	No use of nicotine products within 60 months	No use of nicotine products within 36 months	No use of nicotine products within 12 months Preferred Nicotine: Nicotine use OK
Current Exam Results
Blood Profile	Normal	Normal	Normal
	Cholesterol/HDL ratio 4.5	Cholesterol/HDL ratio 5.5	Cholesterol/HDL ratio 6.5
	or less	or less	or less
	TC < 300	TC < 300	TC < 300
Blood Pressure	135/85 max for ages 20-50 and 140/90 max for ages 51+	135/85 max for ages 20-50 and 140/90 max for ages 51+	140/90 max for all ages
Weight	See Height/Weight Chart
Aviation	No private aviation	Available if over 100 solo hours, 750 hours of total flight time, IFR, averages 25-250 hours per year, flies in US and Canada only, ages 70 and under, clean MVR
Alcohol and/or Drug Use	No counseling or treatment ever	No counseling or treatment in past 10 years	No ratable history
Driving	No more than two moving violations in past three years No DWI in ten years		No more than three moving violations No DWI in five years
Other	No motor vehicle racing		N/A

Refer to the product fact sheet for issue ages and minimum face amounts.

B. Application and Initial Premium Processing
Upon receipt of a completed application, Symetra will follow the following procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. Established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as the insured’s age, health or occupation. A Policy will not be issued until underwriting procedures have been completed and premium received. Premium is not due until underwriting procedures have been completed and if we receive a premium payment prior to this time, we will return to you an amount equal to the Premium. No interest will be paid. The effective date of the Policy is dependent upon the completion of all underwriting requirements, payment of the initial premium and Company defined “delivery” of the Policy.

C. Premium Allocation & Right To Examine Period
On the Policy application, the Owner designates how premiums under the Policy should be allocated. The Owner may choose to allocate the premiums in one or more of the available portfolios and/or the Symetra

Fixed Account. The Symetra Fixed Account provides a fixed interest rate guarantee provided by Symetra's general account. See also the “Notice of Cancellation Period” subsection of the “Premiums” section of the prospectus.

D. Lapse Policy

Lapse. If you have not purchased the “Lapse Protection Rider,” Your Policy will lapse only if your Net Cash Surrender Value is insufficient to pay Monthly Deductions. We will allow you a 62 day grace period to pay the amount owed. If sufficient payment is not received by the end of the grace period, the Policy will terminate without value (“lapse”). If the Insured dies during the grace period, we will deduct accrued daily deductions and any loans and loan interest due from the death benefits proceeds payable.

E. Misstatement of Age or Sex
If the age or sex (if permitted by state law) of the insured has been incorrectly stated, the death benefit will be adjusted to reflect the death benefit that would have been purchased at the correct age or sex using the cost of insurance rate in effect when the Policy was issued.

F.	Suicide
In the event the insured commits suicide, whether sane or insane, within two years from the Policy Date, the amount of death benefit will be limited to the Policy Value minus any accrued monthly deductions and outstanding loans and loaned interest owed to us. All amounts will be calculated as of the date of death.

G.	Incontestability
The Policy is incontestable after it has been in force for two years from the issue date during the lifetime of the insured. Any reinstatement of a Policy's premium schedule is incontestable only after it has been in force during the lifetime of the insured for two years after the effective date of the reinstatement.

TRANSFERS

See the transfers-related subsections under the “Investment Options” section of the prospectus.

Transfer Rules
A transfer is considered any single request to move assets between one or more portfolios. Subject to restrictions during the "right to examine period", you may transfer Policy value from one Portfolio to another, from the portfolios to the Fixed Account, or from the Symetra Fixed Account to any Portfolio. Any transfers in excess of twelve in the same Policy year may be charged an amount not to exceed $25.00 per transfer. We must receive notice of the transfer by Written Notice, or any other methods authorized by us. Symetra currently intends to continue to permit transfers for the foreseeable future. The Policy provides that the Company may at any time revoke or modify the transfer rules, including the minimum amount transferable.

See also the transfer-related subsections under the “Investment Options” section of the prospectus.

REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. Withdrawals
After the first Policy year, you may withdraw part of the Policy value by writing to us. There is no minimum withdrawal amount and the maximum withdrawal amount is the Net Cash Surrender Value less three months deductions. Withdrawals are deducted from the portfolios and fixed account and are taken in the same proportion as monthly deductions. Once we receive your request in good order, withdrawals from the portfolios will be effective as of the next close of the NYSE.

C. Full Surrender
While the insured is alive, you may terminate the Policy for its Net Cash Surrender Value. Following a full surrender, all your rights under the Policy end, and the Policy may not be reinstated.

Surrender Charge. There is a surrender charge on this Policy.

D. Death Benefit Claims
See the “Death Benefits Calculation” subsection under the “Insurance Benefit” section of the prospectus.